June 6, 2011

Via EDGAR

Ms. Stephanie Hunsaker
Senior Assistant Chief Accountant
US Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

RE:              BOK Financial Corporation
Form 10-K for the Fiscal Year Ended December 31, 2010
Filed February 28, 2011
File No. 001-19341

Dear Ms. Hunsaker:

This letter confirms receipt of your comment letter dated May 31, 2011 regarding our Form 10-K for the fiscal year ended December 31, 2010.  We will respond to your comments on or before July 5, 2011.

Please contact me at 918-588-6319 or John Morrow at 918-588-8673 if you have any questions.

Sincerely,

/s/ Steven E. Nell
-----------------------------------------------
Steven E. Nell
Executive Vice President and Chief Financial Officer

Cc:    John C. Morrow
         Tamara Wagman